

March 1, 2012

Via E-Mail
Ms. Catherine D'Amico
Chief Financial Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway,
Rochester, New York 14615

> **Re: Monro Muffler Brake, Inc.**
> **Form 10-K for the year ended March 26, 2011**
> **Filed May 25, 2011**
> **File No. 000-19357**

Dear Ms. D'Amico:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Income, page 33

1. Reference is made to your presentation of revenues from your business operations under the caption "Sales" on the face of your income statements. We note from your disclosures in the business section on page 1 of your Form 10-K that you provide a broad range of automotive repair and maintenance services, and specialize in the repair and replacement of parts. We also that in fiscal 2007 you began a program to increase tire and tires related sales in your service stores, and based on the amounts presented on your balance sheets, it appears inventory represents 22% and 19% of total assets as of March 26, 2011 and March 27, 2010. In this regard, please advise why you believe your presentation of revenues in the aggregate on the face of the income statement is appropriate as it appears that you recognize both product and service revenues from your business operations. As part of your response, please address how your presentation complies with the guidance outlined in Rule 5-03(b)(1) and provide us with a break out

of product and services revenues which comprise total sales for each of the periods presented. Alternatively, you may revise your income statement presentation to separately state revenues from products and services, including the related costs of revenues. We may have further comment upon receipt of your response.

Note 1-Significant Accounting Policies
Revenue Recognition, page 36

2. We note that as of March 26, 2011, Monro had 781 Company-operated stores, three franchised locations and 14 dealer locations located in 20 states. Please expand your revenue recognition footnote to describe your policy for revenue recognized with respect to the franchised and dealer locations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief